Filed by Embed Financial Group Holdings (formerly WinVest Holdings Corp.)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Embed Financial Group Holdings

(formerly WinVest Holdings Corp.)

Commission File Nos. 333-296282, 377-09113

Date: June 25, 2026

On June 18, 2026, Embed Financial Group Cayman Holdings (“EFGH” or the “Company”) issued a press release during the pendency of the proposed business combination between Embed Financial Group Holdings (formerly WinVest Holdings Corp.) (“Pubco”), WinVest Acquisition Corp. (the “SPAC”), EFGH and other entities (the “Business Combination”) as further described below under the heading “Important Information About the Business Combination and Where to Find It.”

Set forth below is a copy of the press release.

Press release:

Income Insurance Transfers Digital Insurance Platform

To Embed Financial Group Holdings

Transfer positions HIVE within a global embedded finance infrastructure group, extending its distribution reach beyond Singapore and Southeast Asia.

Singapore, 18 June 2026 – Income Insurance Limited (Income Insurance) today announced the business transfer of its digital insurance platform, HIVE to Embed Financial Group Holdings Pte Ltd (EFGH), a Singapore-headquartered digital financial infrastructure group.

HIVE was developed and incubated within Income Insurance over the past five years to support product innovation, digital distribution, and customer engagement. The platform serves as an API-first digital infrastructure layer that connects core systems to distribution channels, orchestrating innovative insurance product constructs, data and customer journeys to embed insurance into everyday consumer moments. This enables insurers and partner platforms to launch insurance solutions at speed and at scale, including stackable micro-insurance, subscription-based and usage-based products.

The platform has been used to support partnerships with a range of ecosystem partners, including insurers, digital platforms and service providers in Singapore and the region, and has contributed to the development of more flexible and accessible insurance propositions that address protection gaps in Southeast Asia.

EFGH’s operating model centers on enabling enterprises to integrate financial services, including insurance, into their existing customer journeys. Following the transfer, HIVE will form part of EFGH’s broader technology stack supporting these use cases. The transfer will position HIVE beyond a regional digital ecosystem platform player, where it can continue to evolve globally with expanded market reach and broader international opportunities alongside complementary capabilities in embedded finance.

Income Insurance employees currently involved in the development and operation of HIVE will be transferred to EFGH as part of the business transfer to provide continuity for the platform while enabling the team to continue its work within a dedicated infrastructure environment.

Andrew Yeo, CEO, Income Insurance said “Over the past five years, we have built HIVE into a strong, scalable platform that has delivered meaningful value to our customers and partners around Southeast Asia. We believe the time is right for HIVE’s next phase of growth within a global digital ecosystem platform player that is well placed to accelerate growth and expansion to further unlock its full potential.”

Dennis Ng, Executive Chairman of Embed Financial Group Holdings Pte Ltd, said “Insurance works best when it is present at the right moment, not searched for after the fact. HIVE was built to make that possible. Bringing it into EFGH’s infrastructure gives us a platform capability that extends what we can offer across the markets and partnerships we are already building, from public transport in Singapore to cross-border financial services across Asia and Africa. This is a practical addition, not just a strategic one.”

EFGH is a Singapore-headquartered digital financial infrastructure group that partners with governments, regulated financial institutions and enterprises to deploy embedded finance at scale. Its capabilities include programmable payments, embedded insurance, cross-border digital systems and blockchain-based trust infrastructure. In Singapore, EFGH has entered into strategic partnerships with SimplyGo Pte. Ltd., the system integrator for Singapore’s public transport ticketing and payments ecosystem, to explore embedded micro-insurance services within the SimplyGo app. EFGH has entered into a definitive business combination agreement with a U.S.-listed special purpose acquisition company, implying an equity value of approximately US$425 million as set forth in the business combination agreement, ahead of a proposed listing on the New York Stock Exchange (NYSE).

Following the completion of the business transfer, Income Insurance will continue to utilise the HIVE platform as a customer. The business transfer of HIVE does not, in itself, change Income Insurance’s existing insurance policy terms, benefits, and claims processes for policyholders.

The business transfer is expected to close in the third quarter of 2026.

END

*-*-*

For media queries, please contact:
Praveen Randhawa, Income Insurance Email: praveen.randhawa@income.com.sg	Eugene Leow, EFGH Email: eugene.leow@efgh.xyz

Yvonne Koh, Saeloun Asia Email: yvonne.koh@saelounasia.com Tel: +65 9005 5908

About Income Insurance

Income Insurance Limited (Income Insurance) is one of the leading composite insurers in Singapore, offering life, health and general insurance. Established in Singapore to plug a social need for insurance in 1970, Income Insurance continues to put people first by serving the protection, savings and investment needs of individuals, families and businesses today. Its lifestyle-centric and data-driven approach to insurance and financial planning puts the company at the forefront of innovative solutions that empower the people it serves with better financial well-being.

Additionally, Income Insurance is committed to being a responsible business that champions the environment and builds stronger communities by supporting financial inclusion, education for youth-in-need and seniors’ well-being.

For more information, please visit www.income.com.sg

About Embed Financial Group Holdings

EFGH is a Singapore-headquartered digital financial infrastructure group that partners with governments, regulated financial institutions and enterprises to deploy embedded finance at scale. Its capabilities include programmable payments, embedded insurance, cross-border digital systems and blockchain-based trust infrastructure. EFGH operates via a B2B2C model across markets in Asia and Africa. EFGH has entered into a definitive business combination agreement with a U.S.-listed special purpose acquisition company, ahead of a proposed listing on a major U.S. exchange.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, Pubco, the SPAC and EFGH filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”) on May 27, 2026, which includes a preliminary proxy statement of the SPAC and a prospectus (the “Proxy Statement/Prospectus”) relating to the Business Combination. When available, the definitive proxy statement and other relevant documents will be mailed to stockholders of the SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Pubco, EFGH and the SPAC will also file other documents regarding the Business Combination with the SEC. This document does not contain all of the information that should be considered in connection with the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF THE SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE SPAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBCO, THE SPAC, EFGH AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Pubco, the SPAC and EFGH, free of charge, once available, on the SEC’s web site at www.sec.gov or by directing a request to: WinVest Acquisition Corp.: 125 Cambridgepark Drive, Suite 301 Cambridge, Massachusetts 02140; e-mail: manish@trefis.com, or Embed Financial Group Cayman Holdings: e-mail: efgh-ir@icrinc.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Embed Financial Group Holdings (formerly known as WinVest Holdings Corp.) (“Pubco”), the SPAC and EFGH, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the SPAC’s stockholders in respect of the proposed Business Combination. The SPAC’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers in filings with the SEC, including when filed, the Registration Statement and Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources specified above and on the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This document and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pubco, the SPAC or EFGH, or any commodity or instrument or related derivative, nor shall there be any sale or exchange of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer relating to securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the SPAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the stockholders of the SPAC; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Business Combination agreement following the announcement of the entry into the Business Combination agreement and the proposed Business Combination; (v) the ability of the parties to recognize the benefits of the Business Combination agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue (vii) statements regarding the Company’s industry and market size, (viii) financial condition and performance of the Company, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of the SPAC’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of the Company, (ix) risks related to the Company’s business including potential political and economic instability in its intended markets and (x) those factors discussed in filings with the SEC and that will be contained in the definitive Proxy Statement/Prospectus relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the definitive Proxy Statement/Prospectus and other documents to be filed by the SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Pubco, the SPAC and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. None of Pubco, the SPAC or the Company gives any assurance that Pubco, the SPAC or the Company, or the combined company, will achieve their respective expectations.